CERTIFIED RESOLUTIONS

I, John H. Lively, Secretary of Clark Fork Trust (the "Trust"), hereby certify that the following resolutions were adopted by the Board of Trustees of the Trust, including a majority of the Trustees who are not "interested persons" of the Trust as defined by the Investment Company Act of 1940, by unanimous written consent, dated May 11, 2022:

WHEREAS, the Trustees of the Trust, including the Disinterested Trustees, have reviewed the amount, type, form, and coverage of the Hartford Fire Insurance Company Fidelity Bond Policy No. 41 FI 0269827-22 (the "Bond");

WHEREAS, the amount of the coverage under such Bond satisfies all requirements, including the applicable coverage amounts, of Rule 17g-1 promulgated under the Investment Company Act of 1940 for the series of the Trust covered by the Bond;

NOW THEREFORE, BE IT RESOLVED, that it is the finding of the Board of Trustees and a majority of Disinterested Trustees, voting separately, that the Bond is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the series of the Trust to which any covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the series' portfolios; and

FURTHER RESOLVED, that the Treasurer of the Trust or other officer occupying a similar position is designated as the person who shall make the filings and give the notices required by Rule 17g-1; and

FURTHER RESOLVED, that the Trust's participation on the Bond is in the best interests of the Trust; and

FURTHER RESOLVED, that the actions of the officers of the Trust in obtaining the Bond be, and the same hereby are, ratified, approved, and confirmed; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Trust and its Trustees and officers, as they or any of them, may determine to be necessary or appropriate in connection with obtaining the Bond; and further; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to take any actions and to execute any instruments which may be necessary or advisable to carry out the foregoing resolutions and the purpose and intent thereof.

May 11, 2022   John H. Lively
                                                             Secretary



Nationwide®

Please read this document carefully. This Binder for Insurance contains time sensitive requirements to bind coverage.

7 World Trade Center
250 Greenwich Street
37th Floor
New York, NY 10007

FIRM: **Program Brokerage Corporation**
ADDRESS: **100 Sunnyside Blvd**
Woodbury, NY 94104

RE: **Front Street Capital Management, Inc.**
Policy Number: **AMF2208782**
Renewal of: **AMF2108782**

Based upon the information provided regarding the above captioned account, we are pleased to provide you with the following <u>Binder for Insurance</u> on behalf of <u>Freedom Specialty Insurance Company</u>. <u>Freedom Specialty Insurance Company</u> is a member of the Nationwide Insurance Group and is rated A+ (Superior), FSC XV Superior by A.M. Best.

Please note that this Insurer is <u>admitted</u> to provide this coverage in <u>MONTANA</u>. It is your agency's/brokerage's responsibility to conform with the laws and regulations of the applicable jurisdiction including, but not limited to, payment of premium taxes.

Please be advised in those jurisdictions where countersignature is required, we will use our designated countersignature agent unless you request and receive authorization from us for use of an alternative countersignature agent. Responsibility for fees will be borne by you.

We are an underwriting unit of Nationwide providing management liability insurance. Through our individual underwriting units, we offer a host of insurance products for management and professional liability including **Directors & Officers**, **Fiduciary**, **Cyber**, **Errors & Omissions,** and **Employment Practices**. If you would like to inquire further about any coverage listed above, please do not hesitate to contact us or to explore our web site at: www.nationwide-mls.com

We appreciate this opportunity to work with you and look forward to discussing this binder in further detail.



Nationwide®

7 World Trade Center
250 Greenwich Street
37th Floor
New York, NY 10007

INSURED NAME:	Front Street Capital Management, Inc.
INSURED ADDRESS:	218 E Front St Ste 205 Missoula, MT 59802-4428
INSURING COMPANY:	Freedom Specialty Insurance Company
POLICY FORM:	AMF-P-3 Asset Shield Asset Management Protection Policy
POLICY PERIOD:	June 1, 2022 - June 1, 2023
POLICY NUMBER:	AMF2208782
PRODUCT:	Primary Asset Management
LIMIT OF LIABILITY:*	$2,000,000

RETENTIONS:
This policy includes only those coverages checked below.

Insuring Agreement	Retention	Prior or Pending Date	Continuity Date
☒ A. Insured Persons Liability	$ 0	06/01/2016	06/01/2016
☒ B. Corporate Reimbursement	$ 125,000	06/01/2016	06/01/2016
☒ C. Insured Entity Liability	$ 125,000	06/01/2016	06/01/2016
☒ D. Investment Advisor Professional Services Liability	$ 125,000	06/01/2016	06/01/2016
☒ E. Investment Company Professional Services Liability	$ 125,000	06/01/2016	06/01/2016
☐ F. Private Fund Professional Services Liability (Hedge Fund)	$ N/A	N/A	N/A

Pre-Claim Defense Costs Retention: $500,000

POLICY PREMIUM: $17,950

**Limit of Liability: In the Aggregate for the Policy Period, inclusive of Claims Expenses.*

ADDITIONAL CONDITIONS:

Extended Reporting Period: 12 Months Discovery @ 150%



7 World Trade Center
250 Greenwich Street
37th Floor
New York, NY 10007

ENDORSEMENTS, EXCLUSIONS AND LIMITATIONS:

1. UTF-3G 01-22 AMEND NAMED INSURED FOR SPECIFIED INSURING AGREEMENTS

Important Notice: Please see the attached notice regarding the Terrorism Risk Insurance Act.

Note: Endorsement titles are used for ease of reference only. If you have questions regarding the scope of the above endorsements, please request a specimen copy using the corresponding reference number above.

This binder remains valid until the date of policy issuance.

This is a temporary and conditional binder and is conditioned upon underwriter's **receipt, review and acceptance** of the additional information specified above. If any such information is not received, reviewed and accepted on or before date specified above, then this binder and any policy issued pursuant thereto will be automatically null and void *ab initio* and have no effect.

Please be aware that if prior to the effective date of the policy period there is: a) any material change in the information requested by and/or submitted to Nationwide, or b) any material change in the hazard or risk contemplated in this binder, the applicant must advise immediately and prior to binding coverage fully reserves its rights with respect to the acceptance or denial of this risk in the event of any of the above.

Additionally, please be aware that if prior to the effective date of the policy period there is any claim made against any insured or any notice of potential claim, occurrence, circumstance or wrongful act given under the expiring policy (if applicable), then this binder and any binder issued pursuant thereto will be automatically null and void *ab initio* and have no effect.

Michael Steigman

Authorized Signature

May 24, 2022

Date

Underwritten by Freedom Specialty Insurance Company
A Stock Insurance Company

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM INSURANCE COVERAGE

NO PREMIUM CHARGE FOR TERRORISM COVERAGE

TERRORISM RISK INSURANCE ACT

You are hereby notified that the Terrorism Risk Insurance Act of 2002, as amended pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2019, effective January 1, 2021 (collectively referred to as "TRIA" or the "Act"), established a program within the Department of the Treasury under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. Under the Act, you have a right to an offer of insurance coverage for losses arising out of acts of terrorism. As defined in Section 102(1) of the Act: The term "certified acts of terrorism" means any act that is certified by the Secretary of the Treasury—in consultation with the Secretary of Homeland Security, and the Attorney General of the United States—to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States government by coercion.

DISCLOSURE OF FEDERAL SHARE OF COMPENSATION

You should know that where coverage is provided by this policy for losses resulting from "certified acts of terrorism," such losses may be partially reimbursed by the United States government under a formula established by federal law. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States government agrees to reimburse eighty percent (80%) of covered terrorism losses that exceed the statutorily established deductible paid by the insurance company providing the coverage. There is no premium charged for terrorism coverage, as indicated below.

CAP ON LOSSES FROM "CERTIFIED ACTS OF TERRORISM"

You should also know that the Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits United States government reimbursement as well as insurers' liability for losses resulting from "certified acts of terrorism" when the amount of such losses in any one calendar year exceeds $100 billion. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

CONDITIONAL TERRORISM COVERAGE

The Terrorism Risk Insurance Program Reauthorization Act of 2019 is scheduled to terminate at the end of December 31, 2027 unless renewed, extended or otherwise continued by the federal government. Should the Act terminate on December 31, 2027, or be repealed, any terrorism coverage as defined by the Act provided in the policy will also terminate.

Nationwide

$0 PREMIUM DISCLOSURE

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism that is certified under TRIA as an act of terrorism. The policy's other provisions will still apply to such an act. We are further required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for terrorist acts certified under the Terrorism Risk Insurance Act.

The portion of your annual premium that is attributable to coverage for "certified acts of terrorism" pursuant to TRIA is **$0 (zero),** and does not include any charges for the portion of losses covered by the United States government under the Act.

If you choose to accept this offer, this form does not have to be returned.

You may choose to reject this offer by signing the statement below and returning to us. Your policy will be changed to exclude the described coverage.

REJECTION OF COVERAGE FOR "CERTIFIED ACTS OF TERRORISM"

	I hereby reject the inclusion of certified terrorism coverage that is offered under the policy for **$0 (zero)** additional premium. I understand that the policy will provide no coverage for losses resulting from "certified acts of terrorism," and an exclusion of certain terrorism losses will be made part of this policy.

_____
Policyholder/Applicant's Signature

_____
Print Name

_____
Date

Front Street Capital Management, Inc.
_____
Named Insured/Business Name

AMF2208782
_____
Policy Number, if available

Nationwide



Underwritten by: Freedom Specialty Insurance Company
Home Office: One Nationwide Plaza • Columbus, Ohio 43215
Administrative Office: 8877 North Gainey Center Drive • Scottsdale, Arizona 85258
1-800-423-7675 • A Stock Company

In Witness Whereof, the Company has caused this policy to be executed and attested.



Secretary



President

The information contained herein replaces any similar information contained elsewhere in the policy.

Underwritten by Freedom Specialty Insurance Company
A Stock Insurance Company, herein called the **Company**

ASSET SHIELD
ASSET MANAGEMENT PROTECTION POLICY

THIS POLICY APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSURED DURING THE POLICY PERIOD OR DISCOVERY PERIOD (IF APPLICABLE). THE LIMIT OF LIABILITY SHALL BE REDUCED BY PAYMENT OF DEFENSE COSTS. DEFENSE COSTS ARE SUBJECT TO THE APPLICABLE RETENTION. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

In consideration of the premium paid, and in reliance upon the statements in the **Application,** which are incorporated fully herein, and subject to the Declarations, terms and conditions of this Policy, the **Company** and the **Insured** hereby agree as follows, but solely with respect to each of the Insuring Agreements checked under **Item 4.** of the Declarations as included within this Policy:

I-A. INSURING AGREEMENTS

A. Insured Person Liability

The **Company** will pay on behalf of an **Insured Person, Loss** that the **Insured Person** becomes legally obligated to pay as a result of a **Claim** for a **Wrongful Act** first made against the **Insured Person** during the **Policy Period** or Discovery Period, if applicable, except for **Loss** for which the **Insured Entity** has indemnified the **Insured Person.**

B. Corporate Reimbursement

The **Company** will pay on behalf of the **Insured Entity, Loss** that the **Insured Entity** has, to the extent permitted or required by law, indemnified an **Insured Person** as a result of a **Claim** for a **Wrongful Act** first made against the **Insured Person** during the **Policy Period** or Discovery Period, if applicable.

C. Insured Entity Liability

The **Company** will pay on behalf of an **Insured Entity, Loss** as a result of a **Claim** for a **Wrongful Act** first made against the **Insured Entity** during the **Policy Period** or Discovery Period, if applicable.

D. Investment Adviser Professional Services Liability

The **Company** will pay on behalf of an **Insured, Loss** as a result of a **Claim** for a **Wrongful Act** in the performance of **Investment Adviser Professional Services,** first made against the **Insured** during the **Policy Period** or Discovery Period, if applicable.

E. Investment Company Professional Services Liability

The **Company** will pay on behalf of an **Insured, Loss** as a result of a **Claim** for a **Wrongful Act** in the performance of **Investment Company Professional Services** first made against the **Insured** during the **Policy Period** or Discovery Period, if applicable.

F. Private Fund Professional Services Liability

The **Company** will pay on behalf of an **Insured, Loss** as a result of a **Claim** for a **Wrongful Act** in the performance of **Private Fund Professional Services** first made against the **Insured** during the **Policy Period** or Discovery Period, if applicable.

I-B. **COVERAGE EXTENSION**

DERIVATIVE INVESTIGATION EXPENSES

The **Company** will pay on behalf of an **Insured Entity, Derivative Investigation Expenses** resulting from a **Derivative Demand** first received by the **Insured Entity** or its board of directors (or equivalent management body) during the **Policy Period,** or if applicable, the Discovery Period, for a **Wrongful Act** by an **Insured Person** as defined in Section **II. DEFINITIONS,** subsection **O.,** paragraphs **(1)** and **(2),** subject to the Sublimit of Liability set forth in **Item 2.(b)** of the Declarations.

II. **DEFINITIONS**

A. **Advisory Board Member** means an individual who was, now is or shall become a member of any board or committee, advisory council or executive committee of an **Insured Entity** formed pursuant to a partnership agreement, operating agreement or equivalent organizational document, or by resolution of an **Insured Entity.**

B. **Application** means:

(1) any written application submitted by or on behalf of the **Insured** to the **Company** in connection with the underwriting of this Policy, including attachments and other materials submitted there-with or referenced or incorporated therein;

(2) any other representations or warranties made by an **Insured** or documents provided to the **Company** in connection with the underwriting of this Policy or any similar management or professional liability policy of which this Policy is a renewal or replacement; and

(3) any documents filed by or on behalf of the **Insured** during the twelve (12) month period immediately preceding the Effective Date of the **Policy Period** with the Securities and Exchange Commission (SEC), or similar foreign regulator (including, but not limited to, an **Insured Entity's** Form ADV).

C. **Claim** means any of the following, including any appeal therefrom:

(1) a written demand against an **Insured** seeking monetary, non-monetary or injunctive relief commenced by the **Insured's** receipt of such demand;

(2) a domestic or foreign civil, administrative, regulatory, mediation or other alternative dispute resolution proceeding, or arbitration against an **Insured** seeking monetary, non-monetary or injunctive relief that is commenced by service of a complaint or similar pleading;

(3) a formal administrative or regulatory investigation by the SEC, or a similar federal, state, local or foreign government authority, commenced by the receipt of a written notice of investigation, subpoena, target letter (within the meaning of Title 9-11.151 of the United States Attorneys' Manual) or Wells notice;

(4) a domestic or foreign criminal proceeding against an **Insured** commenced by the return of an indictment or similar document;

(5) an official request for the **Extradition** of an **Insured Person** commenced by the **Insured Person's** receipt of such request;

(6) a written request that an **Insured** toll or waive the applicable statute of limitations relating to a potential **Claim** commenced by the **Insured's** receipt of such request; or

(7) solely with respect to Coverage Extension **I-B.** above, any **Derivative Demand** commenced by the **Insured Entity's** receipt of such demand.

D. Control means:

(1) owning interest(s) in an entity representing more than fifty percent (50%) of the voting power, or having the right pursuant to a written contract or the by-laws, charter, operating agreement or similar document, to manage or control such entity or to elect, appoint or designate a majority of the board of directors of a corporation, the members of the management board of a limited liability company, the general partners of a limited partnership or equivalent executives of such entity; or

(2) being the sole General Partner of an entity.

E. Defense Costs means:

(1) reasonable and necessary fees, costs and expenses incurred by or on behalf of the **Insured** with the consent of the **Company,** including, but not limited to, attorney, expert, mediator or arbitrator fees, or premiums for any appeal bond, attachment bond or similar bond (but without any obligation to apply for or furnish any such bond) resulting solely from the defense or appeal of a **Claim** against an **Insured;**

(2) reasonable and necessary fees, costs and expenses set forth in subsection **E.(1)** above incurred by an **Insured Person** as defined in Section **II. DEFINITIONS,** subsection **O.,** paragraphs **(1)** and **(2)** herein, that result solely from the investigation and defense of a **Claim** against an **Insured Entity** for violation of the United Kingdom Corporate Manslaughter and Corporate Homicide Act of 2007, or any substantially similar federal, state, local or foreign law;

(3) Extradition Costs;

(4) reasonable and necessary fees, costs and expenses incurred by an **Insured Person,** as set forth in Section **II. DEFINITIONS,** subsection **O.,** paragraphs **(1)** and **(2)** herein, with the consent of the **Company** (including the premium or origination fee for a loan or bond) solely to facilitate the return of amounts required to be repaid by such **Insured Person** pursuant to Section 304(a) of the Sarbanes-Oxley Act of 2002 or Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 or any rules, regulations or policies pursuant to such sections.

Provided, however, such costs do not include the payment, return, reimbursement, disgorgement or restitution of any such amounts requested or required to be repaid by such **Insured Person** pursuant to such statutes, rules, regulations or policies; or

(5) Pre-Claim Defense Costs.

Defense Costs shall not include: (i) salaries, wages, remuneration, overhead or benefit expenses associated with any **Insured Person;** and (ii) **Derivative Investigation Expenses.**

F. Derivative Action means a civil proceeding initiated against any **Insured Person** derivatively on the behalf of, or in the right of, an **Insured Entity** by a security holder of such **Insured Entity,** in his or her capacity as such, which is instigated and continued independent of, and without the solicitation, assistance, active participation or intervention of any **Insured Person.**

G. Derivative Demand means a written demand by any security holder of an **Insured Entity** upon the board of directors (or equivalent management body) of such **Insured Entity** to commence a civil action on behalf of, or in the right of, such **Insured Entity** against any **Insured Person,** as defined in Section **II. DEFINITIONS,** subsection **O.,** paragraphs **(1)** and **(2),** of the **Insured Entity** for any actual or alleged wrongdoing by such **Insured Person.**

H. Derivative Investigation Expenses means reasonable and necessary fees, costs and expenses incurred by the **Insured Entity,** or on behalf of the **Insured Entity** by its board of directors (or equivalent management body) or any committee of the board of directors (or equivalent management body), solely with respect to an evaluation of whether it is in the best interest of the **Insured Entity** to prosecute the claims alleged in a **Derivative Demand** first received by the **Insured Entity** or its board of directors (or equivalent management body) during the **Policy Period** or Discovery Period, if applicable.

Derivative Investigation Expenses shall not include:

(1) salaries, wages, remuneration, overhead and benefit expenses associated with any **Insured Persons;**

(2) fees, costs and expenses (including legal fees and expenses) incurred on or after the date that a **Derivative Action** is brought;

(3) fees, costs and expenses (including legal fees and expenses) incurred in response to a **Derivative Demand** first made prior to the **Policy Period;** or

(4) any costs, charges, fees or expenses incurred in the defense or appeal of a **Claim.**

I. Employee means any natural person whose service or labor was, now is, or shall become engaged and directed by an **Insured Entity,** including any part-time, leased, seasonal or temporary employee, intern or volunteer. Any natural person who is contracted to perform work for an **Insured Entity,** or who is an independent contractor for the **Insured Entity,** shall also be an **Employee,** but only if the **Insured Entity** has agreed in writing, prior to the date of any alleged **Wrongful Act,** to provide indemnification to such individual in the same manner as that provided to the **Insured Entity's** employees.

J. Extradition means any formal process initiated by a local, state or national government by which an **Insured Person** located in any country is, or is sought to be, surrendered to any other country for trial, or otherwise answer any criminal accusation, for a **Wrongful Act.**

K. Extradition Costs means reasonable and necessary fees and expenses incurred by an **Insured Person** with the consent of the **Company,** to lawfully oppose, challenge, resist or defend against any request for the **Extradition** of such **Insured Person,** including the appeal of any order or other grant of **Extradition** of such **Insured Person.**

L. Financial Impairment means: (i) the **Insured Entity** becoming a debtor-in-possession; or (ii) the appointment of a receiver, conservator, liquidator, trustee, rehabilitator or similar official to control, supervise, manage or liquidate the **Insured Entity.**

M. Insured means any **Insured Person** or **Insured Entity.**

N. Insured Entity means:

(1) any **Named Insured, Subsidiary, Investment Holding Company** or other entity listed by endorsement to this Policy, or any entity that is a general partner, managing general partner, administrative general partner or managing member of any **Named Insured, Subsidiary, Investment Holding Company** or other entity listed by endorsement to this Policy;

(2) any **Investment Adviser** and any entity that is a general partner, managing general partner, administrative general partner or managing member of any **Investment Adviser,** but only if Insuring Agreement **D.** is checked under **Item 4.** of the Declarations;

(3) any **Investment Company** and any entity that is a general partner, managing general partner, administrative general partner or managing member of any **Investment Company,** but only if Insuring Agreement **E.** is checked under **Item 4.** of the Declarations; and

(4) any **Private Fund** and any entity that is a general partner, managing general partner, administrative general partner or managing member of any **Private Fund,** but only if Insuring Agreement **F.** is checked under **Item 4.** of the Declarations.

Nationwide

O. Insured Person means:

(1) any person who has been, now is or shall be a duly elected or appointed director, officer, trustee, general partner, managing general partner or managing member, member of the board of managers, management committee member or **Advisory Board Member** of an **Insured Entity,** including any person appointed Chief Compliance Officer pursuant to Rule 206(4)-7 under the Investment Advisers Act of 1940 or Rule 38a-1 of the Investment Company Act of 1940;

(2) in the event an **Insured Entity** operates outside the United States, any person who has held, now holds or shall hold a title, position or capacity in such foreign **Insured Entity** equivalent to a position listed in subsection **O.(1)** above;

(3) solely with respect to Insuring Agreements **D., E.** and **F.,** any person who has been, now is or shall be an **Employee** of an **Insured Entity;**

(4) the estates, heirs, or legal representatives of any person described in subsections **O.(1)** through **(3)** above, in the event of their death, incompetency, insolvency or bankruptcy; and

(5) the lawful spouse or domestic partner (whether such status is derived by reason of statutory law, common law or otherwise of any applicable jurisdiction in the world) of any person described in subsections **O.(1)** through **(3)** above, but solely with respect to a **Claim** arising out of his or her status as the spouse or domestic partner of any person listed in subsections **O.(1)** through **(3)** above for a **Wrongful Act** of such person; provided, however, **Insured Person** shall not include a lawful spouse or domestic partner with respect to a **Claim** against such lawful spouse or domestic partner for his or her own **Wrongful Acts.**

P. Interrelated Wrongful Acts means all **Wrongful Acts** that have as a common nexus any fact, circumstance, situation, event, transaction or cause, or series of causally connected facts, circumstances, situations, events, transactions or causes.

Q. Investment Adviser means an Investment Adviser, as defined in the Investment Advisers Act of 1940, and amendments thereto, or the Investment Company Act of 1940, and amendments thereto, that is listed as a **Named Insured** in **Item 1.** of the Declarations or by endorsement to this Policy, and that engages, for monetary consideration, in the business of rendering **Investment Advisor Professional Services.**

R. Investment Adviser Professional Services means financial, economic or investment advice or investment management services rendered in the capacity of an **Investment Adviser** to any person or entity pursuant to a fee-based written agreement.

S. Investment Company means:

(1) any **Investment Company,** as defined in Section 3. of the Investment Company Act of 1940, and amendments thereto, which exists as of the Effective Date of the Policy and is listed in **Item 1.** of the Declarations, or by endorsement to this Policy;

(2) any series or portfolios of any **Investment Company** identified in subsection **S.(1)** above that exist as of the Effective Date of the Policy, or are created during the **Policy Period;**

(3) any **Investment Company** of a trust that was once registered under the Investment Company Act of 1940, and amendments thereto, and was owned or managed by the **Named Insured,** but has been terminated, merged, sold or dissolved, but only for **Wrongful Acts** that occurred while such **Investment Company** was owned or managed by the **Named Insured;** and

(4) subject to Section **XI. CHANGES IN EXPOSURE,** subsection **B.,** any new **Investment Company,** as defined in Section 3. of the Investment Company Act of 1940, created during the **Policy Period** by an **Insured Entity** that engages in or proposes to engage in substantially similar activities as any **Investment Company.**

T. **Investment Company Professional Services** means services rendered in the capacity as an **Investment Company** pursuant to a fee-based written agreement in connection with the operation of an **Investment Company.**

U. **Investment Holding Company** means:

(1) a company, which exists as of the Effective Date of this Policy and is listed in **Item 1.** of the Declarations or by endorsement to this Policy, whose activities consist wholly in the making of investments and the ownership of stock of other companies and whose income is derived therefrom; or

(2) a company defined in subsection **U.(1)** above that is created or sponsored during the **Policy Period** by an **Insured Entity.**

V. **Loss** means the amount an **Insured** becomes legally obligated to pay as a result of any **Claim,** including **Defense Costs;** compensatory, multiple, punitive or exemplary damages; judgments; settlements; an award of pre-judgment or post-judgment interest with respect to covered damages; amounts incurred attributable to actual or alleged violations of Sections 11, 12 or 15 of the Securities Act of 1933; and plaintiffs' attorneys' fees and costs included in a settlement or judgment. **Loss** shall not include:

(1) civil or criminal fines or penalties imposed by law, other than civil penalties assessed for an unintentional and non-willful violation of any law, including without limitation any such fine or penalty assessed pursuant to Section 2(g)2(B) of the Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.), or Section 11(1)(a) of the United Kingdom Bribery Act of 2010 (2010 Chapter 23);

(2) taxes imposed by law or the loss of tax benefits;

(3) the cost to comply with any order for injunctive or other non-monetary relief or with any agreement to provide such relief;

(4) any amount for which the **Insured** is legally absolved from payment;

(5) any fees, compensation or charges earned by or paid to any **Insured Entity;**

(6) any matter deemed uninsurable under the law pursuant to which this Policy shall be construed (other than **Defense Costs**); or

(7) amounts that represent or are substantially equivalent to an increase in the consideration paid, or proposed to be paid, in connection with the purchase of securities or assets.

For purposes of determining whether multiple, punitive or exemplary damages are insurable under this Policy, the **Company** agrees to submit to the laws of the jurisdiction most favorable to the insurability of such damages, including, but not limited to, the jurisdiction: (i) where the **Wrongful Acts** giving rise to the **Claim** took place; (ii) where the **Claim** was made; (iii) where the multiple, punitive or exemplary damages were awarded; (iv) where the **Insured Person** subject to such damages resides, or where the **Insured Entity** subject to such damages is incorporated or has its principal place of business; or (v) where the **Company** is incorporated or has its principal place of business.

W. **Named Insured** means any entity identified in **Item 1.** of the Declarations or by endorsement to this Policy.

X. **Outside Entity** means any not-for-profit corporation, community chest, fund or foundation that is exempt from federal income tax as an entity described in Sections 501(c)(3), 501(c)(4), 501(c)(7) or 501(c)(10) of the Internal Revenue Code of 1986, as amended, or any other entity organized for a religious or charitable purpose under any nonprofit organization or statute.

Nationwide

Y. Policy Period means the period of time set forth in **Item 3.** of the Declarations from the Effective Date to the earlier of the Expiration Date or the effective date of cancellation of this Policy pursuant to Section **XII. CONDITIONS,** subsection **E.(1)** herein.

Z. Pollutants means any substance located anywhere in the world exhibiting any hazardous characteristics as defined by or identified on a list of hazardous substances issued by the United States Environmental Protection Agency or any federal, state, county, municipality or locality counterpart thereof, including, but not limited to, any solid, liquid, gaseous, or thermal irritant or contaminant, including smoke, vapor, soot, fumes, acids, alkalis, chemicals, mold, fungi, odors, noise, lead, oil or oil products, radiation, asbestos or asbestos-containing products and waste (including any material to be recycled, reconditioned or reclaimed), and any electric, magnetic or electromagnetic field of any frequency.

AA. Pre-Claim Defense Costs means those reasonable and necessary fees, costs and expenses incurred by or on behalf of an **Insured** in investigating a **Wrongful Act** that is reported to the **Company** pursuant to Section **VI. NOTICE,** subsection **B.** ("Notice of Circumstance"), and which subsequently gives rise to a **Claim** covered by the Policy and reported to the **Company** in accordance with Section **VI. NOTICE,** subsection **A;** provided, however:

   (1) Pre-Claim Defense Costs shall be subject to Sections **VII. DEFENSE, SETTLEMENT AND COOPERATION** and **IX. ALLOCATION,** and the **Pre-Claim Defense Costs** Retention set forth in **Item 5.** of the Declarations shall apply to all **Pre-Claim Defense Costs** resulting from each Notice of Circumstance;

   (2) coverage for **Pre-Claim Defense Costs** shall only be available for those fees, costs and expenses incurred once the **Insured** has reported the Notice of Circumstance of a **Wrongful Act** to the **Company,** and prior to the date a covered **Claim** is made arising from such Notice of Circumstance and reported to the **Company** in accordance with Section **VI. NOTICE,** subsection **A.;**

   (3) Pre-Claim Defense Costs and all **Loss** arising from any subsequent **Claim** covered by the Policy will be applied against the Limit of Liability applicable to the **Policy Period** in which the respective Notice of Circumstance was reported to the **Company** pursuant to Section **VI. NOTICE,** subsection **B.;**

   (4) payment of **Pre-Claim Defense Costs** shall not constitute or result in the **Company** waiving any of its rights and defenses under this Policy with respect to any subsequent **Claim** arising from the respective Notice of Circumstance; and

   (5) Pre-Claim Defense Costs shall not include and the **Company** shall not pay:

      a. salaries, wages, remuneration, overhead or benefit expenses associated with any **Insured Person;** and

      b. any fees, costs or expenses incurred by the **Insured** in connection with examinations, general requests for information or any other similar reviews, investigations or inquiries by a governmental or regulatory authority or by any other person or entity.

BB. Private Fund means:

   (1) any pooled investment vehicle other than an **Investment Company,** provided such vehicle exists as of the Effective Date of the Policy;

   (2) any entity named as a **Private Fund** in **Item 1.** of the Declarations or by endorsement to this Policy;

   (3) any **Private Fund** that was owned or managed by the **Named Insured,** but has been terminated, merged, sold or dissolved, but only for **Wrongful Acts** that occurred while such **Private Fund** was owned or managed by the **Named Insured;** and

(4) subject to Section **XI. CHANGES IN EXPOSURE,** subsection **C.,** any new pooled investment vehicle created during the **Policy Period** by an **Insured Entity** whose securities are not traded in any public market, whether on a registered securities exchange or a regional or local exchange in the United States, a foreign securities exchange, the NASDAQ or any other interdealer quotation system.

CC. Private Fund Professional Services means:

(1) Investment Adviser Professional Services rendered to a **Private Fund** pursuant to a fee-based written agreement for such services;

(2) the creation, distribution, sale of securities in, management or administration of a **Private Fund;**

(3) the organization or formation of, the purchase or sale or offer or solicitations for the purchase or sale of an interest(s) in, the calling of committed capital to, or the management and operation of a **Private Fund,** or a prospective **Private Fund;** or

(4) the selection and/or oversight of investment advisers, placement agents, research consultants or any other outside service providers.

DD. Subsidiary means any entity in which one or more **Named Insureds** has **Control** at or prior to the Effective Date of this Policy.

EE. Transaction means:

(1) the **Named Insured** consolidating with or merging into another entity such that the **Named Insured** is not the surviving entity, or selling all or substantially all of its assets to any other person or entity or group of persons or entities acting in concert;

(2) any person or entity or group of persons or entities acting in concert acquiring **Control** of the **Named Insured;** or

(3) the appointment of a trustee, receiver, conservator, rehabilitator, liquidator or similar official to take control of, supervise or oversee the **Named Insured,** or to liquidate or sell all or substantially all of the assets of the **Named Insured.**

FF. Wrongful Act means:

(1) solely with respect to Insuring Agreements **A.** and **B.:**

a. any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or act by an **Insured Person** in his or her respective capacity as such, or any matter claimed against an **Insured Person** solely by reason of his or her status as an **Insured Person;** and

b. any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or act by an **Insured Person** as a director, officer, trustee or other equivalent position serving in an **Outside Entity** at the specific request of the **Insured Entity,** or any matter claimed against an **Insured Person** solely by reason of such service in an **Outside Entity;**

(2) solely with respect to Insuring Agreement **C.,** any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or act committed, attempted, or allegedly committed or attempted by an **Insured Entity;** and

(3) solely with respect to Insuring Agreements **D., E.** and **F.,** any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or act omitted, attempted, or allegedly committed or attempted in the rendering of, or failure to render, **Investment Adviser Professional Services, Investment Company Professional Services,** or **Private Fund Professional Services** by an **Insured** or any person for whom an **Insured** is legally responsible.

No coverage will be provided under any Insuring Agreement for any **Claim** based upon, arising out of or attributable to any **Wrongful Act** occurring before the Continuity Date stated in **Item 4.** of the Declarations, if, on or before such Continuity Date, any **Insured** knew or reasonably could have foreseen that such **Wrongful Act** could lead to a **Claim.**

III. EXCLUSIONS

The **Company** shall not be liable to pay any **Loss** as a result of a **Claim:**

A. based upon, arising out of or attributable to:

(1) any deliberate criminal or deliberate fraudulent act or willful violation of law committed by an **Insured,** if established by a final non-appealable adjudication in the underlying action or proceeding; or

(2) any personal profit, financial gain, remuneration or other financial advantage gained by an **Insured** to which such **Insured** is not legally entitled, if established by a final non-appealable adjudication in the underlying action or proceeding; provided, however, this subsection **A.(2)** shall not apply to that portion of **Loss** allocable to actual or alleged violations of Section 11, 12 or 15 of the Securities Act of 1933;

provided, however, that for the purposes of this exclusion: (i) knowledge possessed by any **Insured** shall not be imputed to any other **Insured Person;** and (ii) the conduct or intent of any past, present or future chief executive officer or chief operating officer, chief financial officer or in-house general counsel (or any equivalent position to the foregoing) of an **Insured Entity** shall be imputed to such **Insured Entity.**

B. based upon, arising out of or attributable to:

(1) any **Wrongful Act,** matter, fact, circumstance, situation, transaction, or event that has been the subject of notice under any prior policy of which this Policy is a direct or indirect renewal or replacement; or

(2) any other **Wrongful Act** that, together with a **Wrongful Act** described in subsection **B.(1)** above, constitute **Interrelated Wrongful Acts.**

C. based upon, arising out of or attributable to any **Claim,** written demand, suit or proceeding against any **Insured** pending on or before the applicable Prior or Pending Date in **Item 4.** of the Declarations or the same or any substantially similar fact, circumstance or situation underlying or alleged in such **Claim,** written demand, suit or proceeding.

D. based upon, arising out of or attributable to any actual or alleged act, error or omission by any **Insured Person** serving as, or any **Insured Person's** status as, a director, officer, trustee, governor, advisory board member, member of a management board, general counsel or risk manager of any organization other than an **Insured Entity** or an **Outside Entity.**

E. brought by, on behalf of, or in the right of any **Insured Entity;** provided, however, this exclusion shall not apply to:

(1) a **Derivative Action;**

(2) a **Claim** brought or maintained by an **Insured Entity:**

a. against an **Insured Person** who serves or served as a director of an **Investment Company** or **Private Fund** who is not an "Interested Person" as defined in Section 2(a)(19) of the Investment Company Act of 1940; or

b. against an **Investment Company** or **Private Fund** that is a co-defendant in such **Claim** with such an **Insured Person,** if such **Claim** is initiated and continued independent of, and without the solicitation, assistance, active participation, or intervention of any other **Insured;**

(3) a **Claim** which, in the opinion of independent counsel selected by and at the expense of the **Insured** making the **Claim** (the selection of such counsel being subject to the **Company's** approval, such approval shall not be unreasonably withheld), would, by failing to make such **Claim,** result in direct liability upon the **Insured** making the **Claim;**

(4) a **Claim** brought or maintained by or on behalf of a bankruptcy or insolvency receiver, trustee, examiner, conservator, liquidator, rehabilitator or creditors committee of an **Insured Entity,** or any assignee thereof; or

(5) a **Claim** brought and maintained in any non-common law jurisdiction outside the United States.

F. for any actual or alleged bodily injury, sickness, disease, emotional distress, mental anguish or death of any person, or damage to or destruction of any tangible property including loss of use thereof; however, this exclusion shall not apply to **Defense Costs** under Insuring Agreements **D., E.** or **F.**

G. for any actual or alleged invasion of privacy, malicious use or abuse of process, malicious prosecution, libel, slander, or oral or written publication of defamatory or disparaging material, trespass, nuisance, wrongful entry or eviction, false arrest or imprisonment, assault, battery or loss of consortium; however, this exclusion shall not apply to libel or slander arising from **Investment Adviser Professional Services, Private Fund Professional Services** or **Investment Company Professional Services.**

H. based upon, arising out of or attributable to any actual or alleged inability of any bank, banking firm, or broker and/or dealer in securities or commodities to make any payment or settle or effect any transaction of any kind; however, this exclusion shall not apply to **Defense Costs.**

I. based upon, arising out of or attributable to any actual or alleged rendering of investment banking services, including, but not limited to, any advice in connection with leveraged buyouts, going private transactions, fairness opinions, corporate mergers, acquisitions, securities offerings, restructurings, divestitures or syndications or similar activities.

J. based upon, arising out of or attributable to the purchase or sale of securities for which the **Insureds** received commission or other remuneration or where the **Insured** had an equity interest in the issuer of such securities; provided, however, this exclusion shall not apply with respect to shares issued by an **Investment Company** or a **Private Fund.**

K. based upon, arising out of or attributable to any actual or alleged activities of any **Insured** as a "Broker," "Dealer" or "Underwriter," as those terms are defined in the Securities Exchange Act of 1934.

L. for an accounting of profits made from the purchase or sale of securities of any **Insured Entity** within the meaning of Section 16(b) of the Securities Exchange Act of 1934 or any similar provisions of any federal, state, local or common law; however, this exclusion shall not apply to **Defense Costs.**

M. based upon, arising out of or attributable to any dispute as to fees or other compensation, including, but not limited to, brokerage fees or commissions or investment management fees; however, this exclusion shall not apply to **Defense Costs.**

N. based upon, arising out of or attributable to any actual or alleged nuclear reaction, radioactive contamination or any radiation of any kind, including, but not limited to, nuclear radiation or any related act or incident.

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O. based upon, arising out of or attributable to:

   (1) any actual, alleged or threatened discharge, dispersal, seepage, migration, release or escape of **Pollutants** at any time; or

   (2) any request, demand or order to test for, monitor, clean up, remove, contain, treat, detoxify, neutralize, or in any way respond to or assess the effects of **Pollutants;**

   however, this exclusion shall not apply to **Loss** otherwise covered under Insuring Agreement **A.** arising from a **Derivative Action.**

P. for violation(s) of any of the responsibilities, obligations or duties imposed upon fiduciaries by the Employee Retirement Income Security Act of 1974 or any similar provision of state or foreign statutory or common law in connection with any pension or employee benefit plan sponsored or established by any **Insured Entity.**

Q. based upon, arising out of or attributable to any actual or alleged: (i) employment-related matters or practices, including, without limitation, discrimination, harassment, retaliation, wrongful discharge, termination, violation of any wage and hour or payroll laws, or any other employment-related statute, rule or regulation; or (ii) discrimination against, or sexual harassment of, any third-party.

R. solely with respect to Insuring Agreements **A., B.** and **C.,** for the performance of or failure to perform **Investment Company Professional Services, Investment Advisor Professional Services** or **Private Fund Professional Services.**

S. solely with respect to Insuring Agreements **A., B.** and **C.,** for any **Claim** against any **Insured** in connection with any contract or agreement other than the organizational documents of any **Insured;** provided, however, that this exclusion shall not apply to the extent that liability would have been incurred in the absence of such contract or agreement or **Defense Costs.**

T. based upon, arising out of or attributable to any actual or alleged plagiarism, misappropriation, infringement or violations of copyright, patent, trademark, trade secrets or any other intellectual property rights.

Except as otherwise stated in Exclusion **A.,** no **Wrongful Act** of any **Insured** shall be imputed to any other **Insured** for purposes of the exclusions in this Section **III.**

IV. LIMITS OF LIABILITY AND RETENTIONS

A. The **Company's** maximum Limit of Liability for all **Loss,** including **Defense Costs,** under all Insuring Agreements in this Policy combined shall be the amount stated in **Item 2.(a)** of the Declarations as a result of all **Claims** first made against the **Insureds** during the **Policy Period** and the Discovery Period, if applicable.

B. If the Discovery Period is purchased pursuant to Section **X. DISCOVERY PERIOD,** then the Limit of Liability for the Discovery Period shall be part of, and not in addition to, the Limit of Liability for the **Policy Period.** The purchase of a Discovery Period shall not increase or reinstate the Limit of Liability for the **Policy Period.**

C. **Defense Costs** are part of, and not in addition to, the Limit of Liability and payment by the **Company** of **Defense Costs** shall reduce and may exhaust the Limit of Liability.

D. The **Company's** liability under this Policy shall apply only to that part of **Loss** in excess of the applicable Retention stated in **Item 4.** of the Declarations. The Retention shall apply separately to each **Claim** and shall be borne by the **Insured** and remain uninsured. The Retention shall not reduce or increase the Limit of Liability. If a single **Claim** is subject to more than one Retention, the applicable Retentions shall apply separately to each part of such **Claim,** but the maximum total Retention applicable to such **Claim** shall not exceed the largest applicable Retention.

E. No Retention shall apply to any **Loss** incurred by an **Insured Person** if such **Loss** cannot be indemnified by an **Insured Entity** because such **Insured Entity** is not permitted by common or statutory law to indemnify such **Insured Person,** or is permitted or required to indemnify such **Insured Person,** but is unable to do so by reason of **Financial Impairment.**

F. If an **Insured Entity** is permitted or required by common or statutory law to indemnify an **Insured Person** for **Loss,** or to advance **Defense Costs** on his or her behalf, and fails or refuses to do so for reasons other than **Financial Impairment,** then no Retention shall apply with respect to such **Loss** or **Defense Costs,** but such **Insured Entity** shall reimburse and hold harmless the **Company** for the **Company's** payment of such **Loss** or **Defense Costs** up to the amount of the Retention that would have applied had such indemnification or payment been made.

G. The **Pre-Claim Defense Costs** Retention set forth in **Item 5.** of the Declarations shall be uninsured, and the **Company** shall have no obligation to pay any portion thereof.

Any **Pre-Claim Defense Costs** paid by the **Company** shall be part of, and not in addition to, the Aggregate Limit of Liability set forth in **Item 2.(a)** of the Declarations. Payment of **Pre-Claim Defense Costs** shall not cause the **Company** to waive any of its rights under the Policy, including, but not limited to, the right to determine coverage and any rights regarding the advancement of **Defense Costs** in accordance with the terms, conditions and exclusions of the Policy for a **Claim** subsequently arising from such matter.

H. No Retention shall apply to **Derivative Investigation Expenses** incurred by any **Insured Entity.**

I. The **Company's** maximum liability for all **Derivative Investigation Expenses** shall not exceed in an aggregate amount the **Derivative Investigation Expenses** Sublimit of Liability as set forth in **Item 2.(b)** of the Declarations, which aggregate amount shall be part of, and not in addition to, the Aggregate Limit of Liability for all Insuring Agreements set forth in **Item 2.(a)** of the Declarations.

V. RELATED CLAIMS

All **Claims** based upon, arising out of or in any way related to the same **Wrongful Act** or **Interrelated Wrongful Acts** shall be deemed to be a single **Claim,** first made on the earliest date that:

A. any such **Claim** was made, even if such date is prior to the **Policy Period;**

B. notice of any such **Wrongful Act** or related circumstances was given to the **Company** under this Policy in accordance with Section **VI. NOTICE,** subsection **C.;** or

C. notice of any such **Wrongful Act** or related circumstances was given under any prior management or professional liability insurance policy, if such notice is accepted under such policy.

A single Retention shall apply to **Loss** as a result of all **Claims** based upon or arising out of the same **Wrongful Act** or **Interrelated Wrongful Acts.**

VI. NOTICE

A. The **Insured** shall give written notice to the **Company** of a **Claim** as soon as practicable after the Chief Executive Officer, Chief Financial Officer, General Counsel or Risk Manager (or equivalent positions within the **Named Insured**) first learns of such **Claim,** provided that such written notice shall be no later than: (i) the end of the **Policy Period** or the Discovery Period (if applicable); or (ii) sixty (60) days after the end of the **Policy Period** or the Discovery Period (if applicable), if such **Claim** was first made against an **Insured** within the final sixty (60) days of the **Policy Period** or the Discovery Period (if applicable). Failure to give such notice of a **Claim** as soon as reasonably practicable shall not invalidate coverage for such **Claim,** unless the failure to provide notice materially prejudices the **Company.** The **Company** shall have no obligations under this Policy with respect to any **Claim** until such **Claim** is reported to the **Company** in accordance with the terms of this Policy.

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B. If, during the **Policy Period** or the Discovery Period, if applicable, an **Insured** first becomes aware of a **Wrongful Act** or any circumstance that may reasonably be expected to give rise to a **Claim** against an **Insured,** and during such **Policy Period** or Discovery Period, if applicable, gives written notice of such to the **Company** of such **Wrongful Act** or circumstance, including the reasons for anticipating such **Claim** and full particulars as to dates, persons and entities involved, then any **Claim** subsequently made against any **Insured** arising out of such specific **Wrongful Act** or circumstance and reported to the **Company** in accordance with subsection **A.** above shall be deemed to have been first made during the **Policy Period** or Discovery Period, if applicable, in which such specific **Wrongful Act** or circumstance was reported to the **Company.**

No coverage is afforded under this Policy for costs, charges, fees, expenses or other loss (other than **Pre-Claim Defense Costs**) incurred prior to the time such potential **Claim** becomes an actual **Claim.**

C. All notices to the **Company** shall be given in writing and sent by mail, prepaid express courier, e-mail or by facsimile to the address listed in **Item 9.** of the Declarations and shall be deemed to be received and effective upon actual receipt thereof by the addressee or one day following the date such notice is sent, whichever is earlier, subject to proof of transmittal.

VII. DEFENSE, SETTLEMENT AND COOPERATION

A. It is the duty of the **Insured,** and not the **Company,** to defend any **Claim** made against an **Insured.** However, the **Company** shall have the right to effectively associate with the **Insured** in the defense and settlement of any **Claim** that involves or appears reasonably likely to involve the **Company,** and the **Insured** shall not admit or assume any liability, enter into any settlement agreement, make any settlement offer, assume any obligation, agree to any alternative dispute resolution, stipulate to any judgment, or incur any **Defense Costs** without the prior written consent of the **Company,** such consent not to be unreasonably withheld. If the **Insureds** are able to settle all **Claims** which constitute a single **Claim** pursuant to Section **V. RELATED CLAIMS,** for an aggregate amount, including **Defense Costs,** not exceeding the Retention applicable to such **Claims,** however, then the **Company's** consent shall not be required for the settlement of such **Claims.**

B. At the written request of the **Insured,** the **Company** shall advance **Defense Costs** (except **Pre-Claim Defense Costs**), excess of any applicable Retention, on a current basis, but no later than sixty (60) days after receipt of invoices or bills and all other information requested by the **Company.** Notwithstanding any of the provisions of the Policy, subsection **B.** will not apply to **Pre-Claim Defense Costs** and the **Company** shall have no obligation to advance **Pre-Claim Defense Costs.** Coverage for **Defense Costs** for properly notified circumstances shall be subject to all other terms, conditions and limitations of the policy applicable to the **Claim.**

C. The **Insureds** severally, according to their respective interests, agree to repay to the Company any **Defense Costs** advanced by the Company in the event and to the extent that it is established such **Insureds** are not entitled under the terms of this Policy to payment of such **Defense Costs.** However, the **Company** shall not seek repayment from an **Insured Person** of advanced **Defense Costs** unless there has been a final, non-appealable adjudication against such **Insured Person** of the conduct set forth in Section **III. EXCLUSIONS,** subsection **A.**

D. Any fees, costs and expenses incurred by the **Insured** as a result of a **Claim** prior to the **Insured** giving written notice of the **Claim** to the **Company** (except for **Pre-Claim Defense Costs**) are not covered under this Policy, shall be borne solely by the **Insured,** and shall not constitute reduction or satisfaction of the Retention or the Limit of Liability.

E. The **Insureds** shall give the **Company** full cooperation and such information as it may reasonably require. Upon the **Company's** request, the **Insureds** shall attend proceedings, hearings and trials and shall assist in effecting settlements, securing and giving evidence, obtaining the attendance of

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witnesses and in the conduct of suits. Failure to provide cooperation and information by any **Insured Person** shall not be imputed to any other **Insured Person** for the purpose of determining compliance with this Section **VII.**

VIII. ORDER OF PAYMENTS

A. In the event of **Loss** for which payment is due under the provisions of this Policy that exceeds the remaining Limit of Liability, the **Company** shall, at the written request of the **Named Insured:**

   (1) first pay **Loss** under Insuring Agreement **A. Insured Person Liability;** then

   (2) to the extent any amount of the Limit of Liability remains, pay **Loss** covered under Insuring Agreements **B. Corporate Reimbursement** or **C. Insured Entity Liability.**

B. In the event of **Loss** for which payment is due under the provisions of this Policy (including those circumstances described in subsection **A.** above), the **Company** shall, at the written request of the **Named Insured:**

   (1) first pay **Loss** under Insuring Agreement **A. Insured Person Liability;** then

   (2) either pay or withhold payment for such **Loss** covered Insuring Agreements **B. Corporate Reimbursement** or **C. Insured Entity Liability.**

In the event that the **Company** withholds payment under Insuring Agreements **B. Corporate Reimbursement,** or **C. Insured Entity Liability** of the Policy pursuant to subsection **B.(2)** above, then the **Company** shall at any time in the future, at the request of the **Named Insured,** release such **Loss** payment to the **Named Insured** or make such **Loss** payment directly to an **Insured Person** in the event of **Loss** for any **Claim** covered under Insuring Agreement **A. Insured Person Liability.**

C. Nothing herein shall be construed to increase the **Company's** Limit of Liability set forth in **Item 2.(a)** of the Declarations.

D. Except as otherwise provided in this section, the **Company** shall be entitled to pay **Loss** as it becomes due and payable under this Policy without consideration of other future payment obligations.

IX. ALLOCATION

A. If in any **Claim** the **Insureds** incur both covered **Loss** and uncovered loss, either because such **Claim** includes both covered and uncovered matters, or because the **Insureds** incur **Loss** jointly with others (including other **Insureds**) who are not afforded coverage under this Policy for such **Claim,** the **Company** and the **Insureds** shall fairly and reasonably allocate such amounts between covered **Loss** and uncovered loss based on the relative legal exposures of the parties to covered and uncovered matters.

B. Notwithstanding **IX.A.** above, and solely with respect to coverage for **Insured Persons,** if **Defense Costs** are incurred by an **Insured Person** that are partially covered and partially uncovered because a **Claim** against the **Insured Person** consists of both covered and uncovered matters, then the **Company** shall allocate one hundred percent (100%) of such **Defense Costs** to covered matters, provided any other **Loss** resulting from such **Claim** shall be allocated pursuant to Section **IX.A.** above.

X. DISCOVERY PERIOD

A. Except as provided in subsection **B.** below, if either the **Company** or the **Named Insured** listed in **Item 1.** of the Declarations cancels or refuses to renew this Policy, then the **Named Insured** listed in **Item 1.** of the Declarations shall have the right, upon payment of the Discovery Period Premium

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stated in **Item 7.(a)** of the Declarations, to an additional period stated in **Item 7.(b)** of the Declarations immediately following the effective date of such cancellation or non-renewal (herein referred to as the "Discovery Period") in which to give to the **Company** written notice of any **Claim** first made against an **Insured** during the Discovery Period, but only if such **Claim** is for a **Wrongful Act** otherwise covered by this Policy that occurred prior to the effective date of such cancellation or non-renewal.

B. The additional premium for the Discovery Period shall be fully earned at the inception of the Discovery Period. The Discovery Period is not cancelable. This Section **X. DISCOVERY PERIOD** and the rights contained herein shall not apply to any cancellation resulting from nonpayment of premium, or as a result of a renewal quotation with different terms and conditions.

C. In the event of a **Transaction,** the **Named Insured** listed in **Item 1.** of the Declarations shall have the right to request an offer from the **Company** of a Discovery Period, solely with respect to **Wrongful Acts** occurring prior to the effective date of the **Transaction.** The **Company** shall offer such Discovery Period pursuant to such terms, conditions, exclusions and additional premium as the **Company** may decide. In the event of a **Transaction,** the right to a Discovery Period shall not otherwise exist except as indicated in this paragraph.

D. The rights contained in this paragraph shall terminate unless written notice of such election, together with the additional premium due, is received by the **Company** within thirty (30) days of the effective date of cancellation, non-renewal or **Transaction.** The purchase of the Discovery Period shall not increase or reinstate any Limit of Liability.

XI. **CHANGES IN EXPOSURE**

A. **Creation or Acquisition of, or Merger With, Another Entity**

(1) In the event of a **Transaction,** this Policy shall continue in full force and effect as to any **Wrongful Act** occurring prior to the effective date of the **Transaction.** There shall be no coverage afforded by this Policy for any actual or alleged **Wrongful Act** after the effective date of the **Transaction,** unless the **Company** agrees in writing to extend such coverage. This Policy may not be canceled after the effective date of the **Transaction** and the entire premium for this Policy shall be deemed earned as of such date. The **Named Insured** listed in **Item 1.** of the Declarations shall give the **Company** written notice of the **Transaction,** as soon as practicable, but no later than thirty (30) days after the effective date of the **Transaction.** The **Named Insured** listed in **Item 1.** of the Declarations shall have the right to an offer of a Discovery Period from the **Company** pursuant to Section **X. DISCOVERY PERIOD.**

(2) If, during the **Policy Period,** any **Named Insured** creates or acquires an entity that qualifies as a **Subsidiary,** or merges with another entity such that the **Named Insured** is the surviving entity, then such new **Subsidiary** or merged entity and its subsidiaries, managers, directors, officers and employees shall be deemed **Insureds,** but only for a **Wrongful Act** after the effective date of such creation, acquisition or merger. If, however, the fair value of the assets or the assets under management of the new **Subsidiary** or merged entity exceeds twenty percent (20%) of the total assets or the assets under management of all of the **Named Insureds,** as reflected in the most recent consolidated audited financial statements prior to such creation, acquisition or merger, such new **Subsidiary** or merged entity and its subsidiaries, managers, directors, officers and employees shall not be deemed **Insureds** unless the **Insured** gives the **Company** full details of the transaction in writing as soon as practicable thereafter, and pays any additional premium and accepts any additional terms and conditions as the **Company,** in its sole discretion, requires.

B. **Creation of Investment Company, Series or Portfolio**

If, during the **Policy Period,** an **Insured Entity:**

(1) files a notification of registration under the Investment Company Act of 1940, for a newly created investment company; or

(2) amends a registration statement to add a newly created series or portfolio of an **Investment Company;**

then such newly created investment company, series or portfolio shall be deemed an **Investment Company** and any person who was, is, or shall become an **Insured Person** as defined in Section **II. DEFINITIONS,** subsection **O. Insured Person,** paragraph **(1)** of such investment company, series or portfolio shall be an **Insured Person** under Insuring Agreements **A.** and **B.,** including for **Wrongful Acts** committed, attempted or allegedly committed or attempted in the registration and filing process for such newly created investment company, series or portfolio.

The **Named Insured,** as a condition precedent to coverage, shall give written notice to the **Company** as soon as practicable, but in no event more than ninety (90) days after the date of formation, together with such information as the **Company** may require. If the **Named Insured** fails to comply with such condition precedent, coverage otherwise afforded by this clause shall terminate as of ninety (90) days after the effective date of the investment company, series or portfolio's creation.

Notwithstanding, the **Company** shall not be liable to make any payment for **Loss** in connection with any **Claim** made against such new investment company, series or portfolio arising out of or in any way involving any **Wrongful Act** in the performance of **Investment Company Professional Services** committed prior to the date of formation of the new investment company, series or portfolio.

C. **Sponsorship or Creation of New Private Fund**

If, during the **Policy Period,** an **Insured Entity** sponsors or creates a new **Private Fund** as defined in Section **II. DEFINITIONS,** subsection **BB.,** then the **Company** agrees to waive any additional premium for such new **Private Fund** for the remainder of the **Policy Period** if the assets of the newly sponsored or created **Private Fund** do not exceed two hundred percent (200%) of the total assets of the largest **Private Fund** in existence as of the Effective Date of this Policy. The **Named Insured,** as a condition precedent to coverage, shall give written notice to the **Company** as soon as practicable, but in no event more than ninety (90) days after the date of creation or acquisition, together with such information as the **Company** may require. If the **Named Insured** fails to comply with such condition precedent, coverage otherwise afforded by this clause shall terminate as of ninety (90) days after the effective date of the **Private Fund's** creation or acquisition.

Notwithstanding, the **Company** shall not be liable to make any payment for **Loss** in connection with any **Claim** made against such new **Private Fund** arising out of or in any way involving any **Wrongful Act** in the performance of **Private Fund Professional Services** committed prior to the date of formation of the new **Private Fund.**

XII. CONDITIONS

A. **Action Against the Company**

No action shall lie against the **Company** unless, as a condition precedent thereto, the **Insureds** have fully complied with all of the terms and conditions of this Policy, and the amount of the **Insured's** obligation to pay has been determined either by a final judgment against the **Insured** after trial, or by written agreement of the **Insured,** the claimant and the **Company.**

Any claimant, or the legal representative thereof, who has secured such judgment or written agreement shall thereafter be entitled to recover under this Policy solely for covered **Loss.** No claimant shall have any right under this Policy to join the **Company** as a party to any action against the **Insured** to determine the **Insured's** liability, nor shall the **Company** be impleaded by the **Insured** or his legal representative.

B. Alteration, Assignment and Headings

No change in, modification of, or assignment of interest under this Policy shall be effective unless made by a written endorsement to this Policy, which is signed by an authorized representative of the **Company.**

The titles and headings to the various clauses, sections, subsections, paragraphs, subparagraphs and endorsements of this Policy are included solely for the ease of reference and do not in any way limit, expand or otherwise affect the provisions or content of such clauses, sections, subsections, paragraphs, subparagraphs or endorsements.

C. Representations

By accepting this Policy, the **Insureds** agree that the statements in the **Application** are their agreements and representations and that this Policy is issued in reliance upon the truth of such agreements and representations, which are deemed material to the acceptance of the risk or the hazard assumed by the **Company** under the Policy.

The **Insureds** further agree that in the event of any misstatement, misrepresentation or omission in the **Application** that materially affects either the acceptance of the risk or the hazard assumed by the **Company** under this Policy, this Policy will be void, *ab initio,* as to:

(1) any **Insured Person** who knew, as of the Effective Date of this Policy, of such misstatement, misrepresentation or omission (regardless of the Insuring Agreement);

(2) any other **Insured** to whom knowledge of such misstatement, misrepresentation or omission is imputed. For the purpose of determining imputation, the **Insureds** agree that any knowledge possessed by the signer of the **Application** or the Chief Executive Officer, Chief Investment Officer or Chief Compliance Officer, or the functional equivalent of any of the preceding, of the **Named Insured** shall be imputed to the **Insured Entity;** and

(3) the knowledge of an **Insured Person** shall not be imputed to any other **Insured Person.**

D. Authorization Clause

By acceptance of this Policy, the **Named Insured** listed in **Item 1.** of the Declarations agrees to act on behalf of each **Insured** with respect to giving and receiving notice of **Claim** or cancellation, paying premiums and receiving any return premiums that may become due under this Policy, agreeing to endorsements, electing or failure to elect a Discovery Period, and giving and receiving notices provided for in this Policy.

Notwithstanding, the foregoing shall not limit the ability of any **Insured** to provide notice of **Claim** or circumstance in accordance with Section **VI. NOTICE,** or to elect to purchase, and pay the premium for a Discovery Period.

E. Cancellation and Non-Renewal

(1) This Policy shall be cancelled as of the following times, whichever is earlier:

    a. the effective date and time of cancellation by the **Named Insured** listed in **Item 1.** of the Declarations, as stated in a prior written notice of cancellation submitted to the **Company;** or

b. twenty (20) days after receipt by the **Named Insured** listed in **Item 1.** of the Declarations, with a copy to its agent of record, of written notice from the **Company** of cancellation for nonpayment of premium, unless the unpaid premium is paid in full during such twenty (20) day period. The notice shall state when such cancellation shall be effective and the precise reason for the cancellation. Proof of mailing will be sufficient proof of notice.

(2) If the **Named Insured** listed in **Item 1.** of the Declarations cancels this Policy, earned premium shall be the customary short rate amount of the annual premium, and if the **Company** cancels this Policy, earned premium shall be the pro rata amount of the annual premium; provided, however, that if at the time of cancellation, the Limit of Liability has been exhausted, the entire premium shall be considered earned. Premium adjustment may be made at the time cancellation is effected and, if not then made, shall be made as soon as practicable after cancellation becomes effective. Mailing of the **Company's** check shall be sufficient tender of any refund of premium due to the **Named Insured** listed in **Item 1.** of the Declarations.

(3) If the **Company** chooses to non-renew this Policy, the **Company** will deliver or mail to the **Named Insured** listed in **Item 1.** of the Declarations and to its agent of record written notice of non-renewal at least sixty (60) days prior to the expiration of the **Policy Period.** Proof of mailing is sufficient proof of notice. The notice of non-renewal shall state the precise reason for such non-renewal.

(4) This Policy shall terminate on the expiration date set forth in **Item 3.** of the Declarations, or the effective date of cancellation, whichever is earlier.

F. Other Insurance

If **Loss** under this Policy is insured under any other valid and collectible insurance policy (other than a policy that is issued specifically as excess of the insurance afforded by the Policy), then this Policy shall be excess of and shall not contribute with such other insurance, regardless of whether such other insurance is stated to be primary, contributory, excess, contingent or otherwise.

This Policy shall be excess over any other valid and collectible insurance pursuant to which any other insurer has a duty to defend a **Claim** for which this Policy may be obligated to pay **Loss.**

G. Indemnification

(1) This Policy shall be excess of any indemnification an **Outside Entity** is required or permitted to provide to an **Insured Person** and any insurance coverage afforded by the **Outside Entity** for a **Claim** in connection with an **Insured Person** serving in his or her capacity as such in an **Outside Entity.**

(2) The **Insured Entity** shall be deemed to provide indemnification to the **Insured Person** for **Loss** or advancement of **Defense Costs** to the fullest extent permitted or required by law, and hereby agrees to indemnify the **Insured Person** for such **Loss** or to advance such **Defense Costs** to the fullest extent permitted or required by law.

(3) If, for reasons of **Financial Impairment,** the **Insured Entity** is unable to fully indemnify the **Insured Person** for **Loss** or to advance **Defense Costs,** the **Insured Entity** shall be deemed to provide indemnification for such **Loss** or advancement of such **Defense Costs** to the fullest extent permitted or required by law, including the making in good faith of any required application for court approval, and the **Company** shall pay such **Loss** or advance such **Defense Costs** regardless of whether some or all of the Retention is unpaid.

H. Subrogation

If the **Company** pays any **Loss,** the **Company** shall be subrogated to the **Insured's** right of recovery against any other person or organization for such **Loss,** and shall do everything necessary to secure and preserve such rights. The **Insured** shall execute all required paperwork and shall do everything necessary to enable the **Company** to effectively bring suit in the name of the **Insured.** Any recovery (after expenses) shall be paid to the **Company** and will reduce the **Loss** ultimately borne by the **Company.**

In no event shall the **Company** exercise its rights of subrogation against an **Insured Person** under this Policy unless Section **III. EXCLUSIONS,** subsections **A.(1)** or **(2)** apply with regard to such **Insured.**

I. Arbitration

If requested by the **Insured,** the **Company** shall submit any dispute, controversy or claim arising out of or relating to this Policy or the breach, termination or invalidity thereof to final and binding arbitration pursuant to such rules and procedures as the parties may agree. If the parties cannot so agree, the arbitration shall be administered by the American Arbitration Association in accordance with its then-prevailing commercial arbitration rules. The arbitration panel shall consist of one arbitrator selected by the **Insured,** one arbitrator selected by the **Company,** and a third independent arbitrator selected by the first two arbitrators.

The decision of the arbitration panel shall be final, binding and provided to both parties. The arbitration award shall not include, and each party shall bear its own, legal fees and expenses.

J. Worldwide Coverage

This Policy shall apply to **Wrongful Acts** committed and **Claims** that are brought anywhere in the world, unless prohibited by law.

K. Entire Agreement

This Policy, together with the Declarations, **Application** and Endorsements, embodies all agreements existing between the **Insureds** and the **Company** or any of its agents relating to this insurance.

Nationwide



FREEDOM SPECIALTY
INSURANCE COMPANY®

SCHEDULE OF FORMS AND ENDORSEMENTS

Policy No. AMF2208782   Effective Date 06/01/2022

                                                          12:01 A.M. Standard Time

Named Insured   Front Street Capital Management, Inc.   Agent No. 31419

UTF-COVPG	01-17	COVER PAGE
AMF-D-3-MT	01-21	ASSET SHIELD ASSET MANAGEMENT PROTECTION POLICY DECLARATIONS-MONTANA
AMF-P-3	01-19	ASSET SHIELD ASSET MANAGEMENT PROTECTION POLICY
UTF-SP-2	06-11	SCHEDULE OF FORMS AND ENDORSEMENTS
UTF-3G	01-22	AMEND NAMED INSURED FOR SPECIFIED INSURING AGREEMENTS

**ENDORSEMENT
NO. _____**

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND NAMED INSURED FOR SPECIFIED INSURING AGREEMENTS

This endorsement modifies insurance provided under the following:

ASSET MANAGEMENT PROTECTION POLICY

In consideration of the premium charged, it is hereby understood and agreed that **Item 1. Named Insured** of the Declarations is amended by adding the following **Named Insured(s):**

1. Solely with respect to Section **I. INSURING AGREEMENTS,** subsection **A. Insured Persons Liability** and subsection **B. Corporate Reimbursement:**

   _____

2. Solely with respect to Section **I. INSURING AGREEMENTS,** subsection **C. Insured Entity Liability:**

   _____

3. Solely with respect to Section **I. INSURING AGREEMENTS,** subsection **D. Investment Adviser Professional Services Liability:**

   _____

4. Solely with respect to Section **I. INSURING AGREEMENTS,** subsection **E. Investment Company Professional Services Liability:**

   _____

5. Solely with respect to Section **I. INSURING AGREEMENTS,** subsection **F. Private Fund Professional Services Liability:**

   _____

All other terms and conditions of this Policy remain unchanged.

_____ / _____

AUTHORIZED REPRESENTATIVE   DATE

Nationwide®



HUB International Mountain States Limited

Phone: 406-542-5126
Fax: 406-542-5647

Invoice # 2737644		Page 1 of 1
ACCOUNT NUMBER		DATE
FRONSTR-06		05/26/2022
BALANCE DUE ON		AMOUNT DUE
06/01/2022		$17,950.00

Front Street Capital Management
218 E. Front Street
Missoula, MT 59802

Pay My Bill Online

Visit our online portal to easily and securely pay your HUB invoice using your banking information (ACH)

www.hubinternational.com/paymybill

Errors & Omissions (Financial Services)	PolicyNumber:	AMF2208782	Effective:	06/01/2022	to	06/01/2023

Item #	Trans Eff Date	Due Date	Trans	Description	Amount
31306022	06/01/2022	06/01/2022	RENB	Errors & Omissions (Financial Services) - Renewal	$17,950.00
				Policy Invoice Balance:	**$17,950.00**
				Total Invoice Balance:	**$17,950.00**

ADDITIONAL PAYMENT OPTIONS

PAY BY CHECK

Please remit your payment to:
HUB International
2703 Connery Way
Missoula, MT 59808

*** PREMIUM FINANCING OPTIONS MAY BE AVAILABLE UPON REQUEST; PLEASE CONTACT YOUR HUB REPRESENTATIVE ***

*** PLEASE RETURN A COPY OF THIS INVOICE WITH YOUR CHECK, AND REFERENCE ON THE PAYMENT YOUR INVOICE #   2737644 ***